SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER'S DIRECT NUMBER                                WRITER'S E-MAIL ADDRESS
    (212) 839-5632                                        motoole@sidley.com


                                February 18, 2005


VIA ELECTRONIC FILING

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Neil Miller

                  Re:   Reckson Associates Realty Corp. S-3
                        (File Nos. 333-118001 and 333-118001-01)
                        ----------------------------------------

Ladies and Gentlemen:

                  On behalf of Reckson Associates Realty Corp., a Maryland corporation (the "Company"), we hereby electronically transmit pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-118001) (including the exhibits thereto) of the Company (the "Registration Statement") for filing under the Securities Act of 1933, as amended (the "Securities Act"), which has been marked to indicate changes from the initial Registration Statement filed with the Commission on August 6, 2004.

                  Please note that when the initial Registration Statement was filed, the EDGAR filing inadvertently included the CCC and CIK of Reckson Operating Partnership, L.P. (the "Operating Partnership") and was therefore incorrectly filed on behalf of the Operating Partnership (File No. 333-118001-01). Pursuant to a conversation with Jacob Fein-Helfman of EDGAR technical support, the cover page of the Registration Statement includes a note indicating that the Registration Statement relates solely to the securities of the Company. Therefore, Amendment No. 1 to the Registration Statement has been filed solely by the Company.



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SIDLEY AUSTIN BROWN & WOOD LLP                                      NEW YORK
February 18, 2005
Page 2


                  The changes in Amendment No. 1 to the Registration Statement include those made in response to the comments of the staff of the Commission (the "Staff") set forth in the Staff's letter dated August 25, 2004 (the "Comment Letter").

                  Set forth below in this letter are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, we have numbered each of the responses to be consistent with the numbers indicated in the Comment Letter and reproduced each comment in italics. All references herein to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 to the Registration Statement.

Prospectus Coverpage, page 1
----------------------------

         1. Supplementary, please tell us the date the Operating Partnership units were privately issued to the 1055 Stamford Associates Limited Partnership, the exemption from registration and the date these units were first redeemable. Further, please clarify that you are only registering the issuance of common shares and not resales.

         Response: The units were issued to 1055 Stamford Associates Limited Partnership ("Stamford") on August 7, 2003 in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. The Company is solely registering the issuance of common stock to Stamford upon a tender of units for redemption and is not registering the resale of shares on common stock by Stamford. Please note, however, that with Amendment No. 1 to the Registration Statement the Company has amended the filing and is also registering the resale of up to 982,338 shares of common stock by certain other selling stockholders named therein.

Incorporation of certain documents by reference, page 14
--------------------------------------------------------

         2. Please amend your disclosure to incorporate by reference your Form 10-Q for the quarter ended June 30, 2004.

         Response: The disclosure has been amended as requested. We have also updated the disclosure to incorporate by reference the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2004 and certain Current Reports on Form 8-K filed subsequent to the filing of the Registration Statement.




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SIDLEY AUSTIN BROWN & WOOD LLP                                      NEW YORK
February 18, 2005
Page 3


         In addition to the responses to the Staff's comments described above, Amendment No. 1 to the Registration Statement includes other changes which are intended to update the information contained therein.

         Please contact the undersigned at (212) 839-5632 or J. Gerard Cummins at (212) 839-5374 should you require further information or have any questions.

                                          Very truly yours,

                                          /s/ Meaghan M. O'Toole


                                          Meaghan M. O'Toole

cc:    Jason M. Barnett, Esq.
       Francis Sheehan, Esq.